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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                     THE EXCHANGE NATIONAL BANCSHARES, INC.
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                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   301309100
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.  301309100                   13G                     Page 2 of 8 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        EXCHANGE NATIONAL BANK OF JEFFERSON CITY, MISSOURI PROFIT SHARING TRUST 44-6007349
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
        (b) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        MISSOURI
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     Number of             5.      Sole Voting Power

      Shares                              0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                             0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                         207,957
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                          0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        207,957
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        N/A
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 11.    Percent of Class Represented by Amount in Row (9)

        4.9%
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 12.    Type of Reporting Person (See Instructions)
        EF
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--------------------------------------------------------------------------------

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                                                             Page 3 of 5 Pages

ITEM 1:
                  (a)      Name of Issuer:  Exchange National Bancshares, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM 2:
                  (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City Profit-Sharing Trust (the "Trust").

                  (b)      Address of Principal Business Office or, if none,
                           Residence: The business address for the Trust is 132 East High Street, Jefferson City, Missouri 65101.

                  (c)      Citizenship:  Missouri

                  (d) Title of Class of Securities: Common stock, par value $1.00 per share.

                  (e)      CUSIP No.:   301309 10 0

ITEM 3:
                  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

                  (a) (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

ITEM 4:           Ownership (as of December 31, 2003)

                  (a)      Amount beneficially owned:  207,957 shares.

                  (b)      Percent of class: The shares identified in paragraph
                           (a) above as being beneficially owned by the Trust represent 4.9% of the 4,169,847 shares outstanding on December 31, 2003.

                  (c)      Number of shares of which such person has:

                           (I)      sole power to vote or to direct the vote:
                                    0  shares



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                                                             Page 4 of 5 Pages


                  (ii)     shared power to vote or to direct the vote: 0 shares

                  (iii) sole power to dispose or to direct the disposition of: 207,957 shares.

                  (iv) shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5:           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The shares held by the Trust are held for the benefit of the Trust's participants.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8:           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9:           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10: Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.









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                                                             Page 5 of 5 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2004



                                  EXCHANGE NATIONAL BANK OF JEFFERSON
                                      CITY PROFIT-SHARING TRUST

                                  By  The Exchange National Bank of
                                                    Jefferson City

                                  BY:  /s/ Sam S. Phillips
                                       --------------------------------
                                           Sam S. Phillips
                                           Vice President and Trust Officer